UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                          PRG-Schultz International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                    69357c107
                      ------------------------------------
                                 (CUSIP Number)


                                Carlo Cannell
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 September 8, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          7,527,948*....................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      7,527,948*....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person   7,527,948*
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    12.1%
                                                                      ---------
--------------------------------------------------------------------------------

   14............................Type of Reporting Person (See Instructions) IA
--------------------------------------------------------------------------------

* See Item 5




CUSIP No. 69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power           7,527,948*...................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power       7,527,948*...................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    7,527,948*
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    12.1%
                                                                      ---------
--------------------------------------------------------------------------------

   14........................Type of Reporting Person (See Instructions)  IN/HC
--------------------------------------------------------------------------------

* See Item 5




CUSIP No. 69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          1,847,866*......................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      1,847,866*.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    1,847,866*
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     3.0%
                                                                      ---------
--------------------------------------------------------------------------------

   14.........................Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

* See Item 5




CUSIP No. 69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Master Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          1,637,358*......................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      1,637,358*......................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person   1,637,358*
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.6%
                                                                      ---------
--------------------------------------------------------------------------------

   14.........................Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

* See Item 5




CUSIP No. 69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell Portfolio LLC
      98-0232642
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          1,329,076*......................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      1,329,076*......................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person   1,329,076*
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.1%
                                                                      ---------
--------------------------------------------------------------------------------

   14.........................Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

* See Item 5





CUSIP No. 69357c107

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          2,713,648*....................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      2,713,648*.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person   2,713,648*
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     4.4%
                                                                      ---------
--------------------------------------------------------------------------------

   14.........................Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

* See Item 5



Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by PRG-Schultz International, Inc., a Georgia Corporation (the "Company"). The address of the principal executive offices of PRG-Schultz International Inc. is 600 Galleria Parkway, Ste 100, Atlanta, Georgia, 30339.

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Master Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Praesideo Fund Services, Ltd.
        Harbour Centre, PO Box 1348, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell Portfolio LLC ("GSCP")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada, and GSCP. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 1,450,049 shares of Common Stock directly owned by it was approximately $8,250,586 Such amount was dervied from working capital. The 4.75 convertible subordinated notes were also purchased with working capital.

        The aggregate amount of funds used by Anegada to purchase 1,297,216 shares of Common Stock directly owned by it was approximately $6,586,091 Such amount was derived from working capital. The 4.75 convertible subordinated notes were also purchased with working capital.

        The aggregate amount of funds used by GSCP to purchase 1,042,681 shares of Common Stock directly owned by it was approximately $5,270,258. Such amount was derived from working capital. The 4.75 convertible subordinated notes were also purchased with working capital.

        The aggregate amount of funds used by Tonga to purchase 2,156,090 shares of Common Stock directly owned by it was approximately $11,447,555. Such amount was derived from working capital. The 4.75 convertible subordinated notes were also purchased with working capital.

Item 4  Purpose of Transaction

        On September 8, 2005, the Adviser sent a letter to the Company proposing to enter into immediate negotiations with the Company's Board of Directors to acquire all of the outstanding shares of common stock of the Company. A copy of such letter is attached to this Statement as
        Exhibit 99.2 and its contents are incorporated herein by reference.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (d) of item 4 of
        Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of September 8, 2005, excluding shares of Common Stock that the Reporting Persons have the right to acquire, the Reporting Persons directly or indirectly beneficially owned 5,946,036 shares, or 9.5%, of Common Stock of PRG-Schultz International, Inc. (the approximate number of the shares of Common Stock owned is based on 62,289,889 shares of common stock outstanding by PRG-Schultz International, Inc., on July 31, 2005).

           (i) Cuttyhunk owns 1,450,049 shares or 2.3% of the outstanding shares of Common Stock.

           (ii) Anegada owns 1,297,216 shares or 2.1% of the outstanding shares of Common Stock.

           (iii) GSCP owns 1,042,681 shares or 1.7% of the outstanding shares of Common Stock.

           (iv) Tonga owns 2,156,090 shares or 3.5% of the outstanding shares of Common Stock.


        As of September 8, 2005, the Reporting Persons directly or indirectly benefically owned 1,581,912 shares of Common Stock issuable upon conversion of the Issuer's 4.75% convertible subordinated notes. Including such shares, the Reporting Persons are deemed to directly or indirectly have beneficical ownership of 7,527,948 shares, and the Issuer is deemed to have 63,887,912 shares issued and outstandinding. Accordingly, the Reporting Persons are deemed to have benefical ownership of 12.1% of the Common Stock,as follows:

           (i) Cuttyhunk is deemed to have beneficial ownership of 1,847,866 shares, which represents 3.0% on an as converted basis;

           (ii) Anegada is deemed to have beneficial ownership of 1,637,358 shares, which represents 2.6% on an as converted basis;

           (iii) GSCP is deemed to have beneficial ownership of 1,329,076 shares, which represents 2.1% on an as converted basis;

           (iv) Tonga is deemed to have beneficial ownership of 2,713,648 shares, which represents 4.4% on an as converted basis.

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions during the past 60 days.

        ---------------------------------------------------------------------
        Party           Date        Amount    Price per   Where & How
                                    Bought      Share       Effected
                                    (Sold)
        ---------------------------------------------------------------------
ANEGADA                 7/7/2005      74,100       2.82 Open Market
ANEGADA   (Cvt. Bond)   7/8/2005      20,258       7.74 Open Market
ANEGADA                7/11/2005       2,061       2.86 Open Market
ANEGADA                7/12/2005      18,372       2.90 Open Market
ANEGADA                7/13/2005       8,177       2.85 Open Market
ANEGADA                7/14/2005      15,467       2.87 Open Market
ANEGADA                7/15/2005       5,770       2.86 Open Market
ANEGADA                7/18/2005      19,427       2.85 Open Market
ANEGADA                7/19/2005       7,050       2.85 Open Market
ANEGADA                7/20/2005       5,312       2.86 Open Market
CUTTYHUNK               7/7/2005      70,649       2.82 Open Market
CUTTYHUNK (Cvt. Bond)   7/8/2005      21,680       7.74 Open Market
CUTTYHUNK              7/11/2005       1,500       2.86 Open Market
CUTTYHUNK              7/12/2005      13,500       2.90 Open Market
CUTTYHUNK              7/13/2005       5,900       2.85 Open Market
CUTTYHUNK              7/14/2005      11,400       2.87 Open Market
CUTTYHUNK              7/15/2005       4,300       2.86 Open Market
CUTTYHUNK              7/18/2005      14,300       2.85 Open Market
CUTTYHUNK              7/19/2005       5,100       2.85 Open Market
CUTTYHUNK              7/20/2005       4,000       2.86 Open Market
GSCP                    7/7/2005      61,800       2.82 Open Market
GSCP   (Cvt. Bond)      7/8/2005      15,801       7.74 Open Market
GSCP                   7/11/2005       1,100       2.86 Open Market
GSCP                   7/12/2005       9,900       2.90 Open Market
GSCP                   7/13/2005       4,300       2.85 Open Market
GSCP                   7/14/2005       8,300       2.87 Open Market
GSCP                   7/15/2005       3,100       2.86 Open Market
GSCP                   7/18/2005      10,500       2.85 Open Market
GSCP                   7/19/2005       3,800       2.85 Open Market
GSCP                   7/20/2005       2,900       2.86 Open Market
TONGA                   7/5/2005         100       2.76 Open Market
TONGA                   7/7/2005     211,000       2.82 Open Market
TONGA                   7/8/2005         100       2.76 Open Market
TONGA (Cvt. Bond)       7/8/2005      38,385       7.74 Open Market
TONGA                  7/11/2005       3,000       2.86 Open Market
TONGA                  7/12/2005      28,300       2.90 Open Market
TONGA                  7/13/2005      12,400       2.85 Open Market
TONGA                  7/14/2005      23,900       2.87 Open Market
TONGA                  7/15/2005       8,900       2.86 Open Market
TONGA                  7/18/2005      29,900       2.85 Open Market
TONGA                  7/19/2005      10,700       2.85 Open Market
TONGA                  7/20/2005       8,300       2.86 Open Market



        (d-e) Not Applicable


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk, Anegada, GS Cannell, and Tonga.

Item 7  Material to Be Filed as Exhibits

        The following is added to Item 7 of the Schedule 13D:

        Exhibit 99.2. Letter from Cannell Capital, LLC to PRG-Schultz International, Inc. Dated September 8, 2005



                              CANNELL CAPITAL LLC
                             150 California Street
                          San Francisco, Calif. 94111
                                    _________

                    Tel (415) 835-8300  Fax (443) 606-0067
                              info@cannellcap.com

                                               September 8, 2005

PRG Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, GA 30339
Attn: David A. Cole, Chairman


Dear David:

      I am writing further to my letter of July 28, 2005 in which Cannell Capital, LLC ("Cannell Capital") offered to acquire all of the outstanding shares of common stock of PRG Schultz International, Ltd. (the "Company") that it does not already own at a price of $3.43 per share in cash (the "Offer").

      Cannell Capital is perplexed by the Board of Directors' failure to respond more readily and fairly to our Offer. The Offer provides liquidity to the Company's stockholders at a substantial premium to both the current and trailing 20-day average closing price prior to the date of the Offer. The Offer is not contingent upon third party financing and thus provides the Board of Directors with certainty. Cannell Capital can consummate the Offer.

      Is ignoring our Offer in stockholders' best interests? In ignoring our offer are you relying on the same analysis that ended your so-called "evaluation of strategic alternatives" without a sale of the Company earlier this year?

      It's time to come clean with respect to this so-called "evaluation." Is it true that the Board received robust indications of interest from several buyers? Did at least one indication of interest come from a very large financial buyer with significant experience in completing public to private transactions? How was this offer "evaluated?" Were other indications of interest similarly kiboshed by the Board before they blossomed into definitive offers? If so, why? Why did the Board of Directors exclude certain buyers from the "evaluation?" Was the "evaluation" intended to benefit all stockholders, or merely two, who are burdened with an $8.72-per-share cost basis? Did these two parties "hijack" the special committee, holding the vast majority of stockholders hostage?

      We are not alone in our appreciation of realized losses, a coveted offset to realized gains. We believe that the 43 percent decline in the Company's stock price from $6.00 on October 21, 2004, when the "evaluation" of strategic alternatives was announced, to $3.42 on June 7, 2005, when the "evaluation" was concluded, provides strong evidence that your stockholders would have done better with a sale of the Company.

      Your announcement of August 19, 2005 further illustrates the Board's poor stewardship of corporate assets and poor record of serving shareholder interests. Revenue declined by $42.8 million or 21.4 percent in the first six months of 2005 compared with the first six months of 2003. During that same period, selling, general and administrative ("SG&A") expenses increased $1.2 million or 2.0 percent. Excluding the $3.9 million in exodus expenses for Messrs. Cook and Toma, and $0.5 million squandered on the "evaluation", pro forma SG&A was still $55.8 million(1). That's a pathetic decrease of just $3.2 million or 5.5 percent. Only now are you canceling the corporate aircraft, trimming executive perks, and cutting back on third party consultants, for meager annualized savings of $4.5 million.

      Please try harder. Do better. Cut deeper. Restore our Company's profitability.

      Cannell Capital is old school as it relates to the duties of a fiduciary. We remind you that the Board is obligated to act in the best interests of all stockholders, not just one or two. We believe that the Board, consistent with its fiduciary responsibility, should re-engage financial advisors, and perform an evaluation with alacrity, rather than another "evaluation" humbug. You will discover a transaction which maximizes shareholder value is at hand. We feel a bird in the hand is worth two in the bush.

      We remain prepared to meet with you, your independent directors, or your advisors, at your earliest convenience, to discuss the Offer and to complete our due diligence investigation of the Company.

      Please contact Carlo Cannell or Julian Allen at (415) 835-8300 to discuss the Offer and to schedule a meeting. And please be aware that Cannell Capital is required to amend its current 13D filing promptly to include this letter.

Sincerely,

/S/ J. Carlo Cannell

J. Carlo Cannell
Managing Member
Cannell Capital LLC



(1) Instead of subtracting $3.9 million in expenses, we should perhaps add $3.7 million to reflect the true cost of these retirement packages which will cost your shareholders $7.6 million in cash, starting February 1, 2006.






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 12, 2005
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                            The Anegada Master Fund, Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell Portfolio LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                              Tonga Partners, L.P.

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner